Exhibit 99.1

J-Star Holding Partners with Patriot Green Energy Technology for Made-In-USA Solid-State Battery Solutions

Establishment of 100MWh Modular Automated Solid-State Battery Production Line in Texas

Taichung City, Taiwan – May 1, 2026 — J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), today announced it has formed a strategic partnership with Patriot Green Energy Technology Co., Ltd. (“PSSB”), a leading industry developer and manufacturer of next-generation solid state battery technology for high-performance and defense applications with a large minority ownership by Industrial Technology Research Institute (“ITRI”), to develop Made-in-USA polymer-based solid-state battery solutions. The collaboration includes plans to establish a 100 megawatt-hour (“MWh”) modular, automated solid-state battery production line in Baytown, Texas to support the growing requirements of the unmanned aerial vehicle (“UAV”) and drone sector.

J-Star and PSSB have jointly submitted a grant application to the U.S. Department of Energy to support the development of the facility. The project has also received a commitment letter from the Baytown Economic Development Foundation securing a parcel in the TGS Cedar Port Industrial Park for construction of the factory.

The initiative is aligned with the U.S.–Taiwan Agreement on Research and Technology (ART) framework, which provides a bilateral pathway for technical cooperation and outward investment clearances from Taiwan’s Ministry of Economic Affairs (“MOEA”). In January 2026, the United States and Taiwan signed a landmark trade and investment agreement with Taiwanese semiconductor and technology companies committing $250 billion in new direct investment into the United States and $250 billion in credit guarantee by the government of Taiwan to support additional investment, strengthening collaboration in semiconductor supply chains, industrial parks, artificial intelligence, energy, and defense technologies.

Jonathan Chiang, CEO and Chairman of J-Star Holding, commented, “We continue to strengthen our relationship with PSSB with this new ‘Made-In-USA’ initiative to develop a fully automated next-generation solid-state batteries production line in Texas. This partnership marks a major step in building a secure, friend-shored supply chain infrastructure and solutions in the United States. With strong government support and growing demand from aerospace and defense customers, we believe this positions J-Star at the forefront of advance battery manufacturing.”

Cheng Zhang Lu (Peter Lu), Chairman & CEO of PSSB, has committed to transferring the company’s full technical blueprint to the Baytown facility, including extended on-site technical residency, local hiring, and workforce training to support long-term operations. This partnership combines ITRI-backed innovation with U.S. manufacturing capabilities to accelerate the commercialization of polymer-based solid-state batteries and help establish a domestic production ecosystem for the rapidly growing UAV and drone markets.

Strategic Partnership and Market Opportunity

Through YMA (TX) INC., J-Star is leveraging PSSB’s venture backing from ITRI to pursue supply agreements with Tier-1 U.S. aerospace and defense OEMs. The partnership is designed to accelerate qualification with U.S. federal contractors by leveraging technology that has already undergone validation in Taiwan.

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The project aims to establish a U.S. domestic, fully automated production line for high-density polymer-based solid-state batteries supporting the rapidly expanding UAV and drone markets. The facility is expected to scale manufacturing to 100 MWh annual nameplate capacity, targeting over 350 Wh/kg cell-level energy density while enhancing safety and supply-chain resilience.

Key Investment Highlights

●	Targeting the $50B+ dual-use UAS battery market with strong long-term growth trends;
●	Proprietary NAEPE electrolyte chemistry and UV Snap-Cure heritage supported by 1,500+ global patents and R&D 100 Award-winning technology;
●	Pathway toward Blue UAS approval supported by ITRI’s role in Green UAS certification;
●	Phase 1 establishment of a 100MWh automated production line in Baytown, Texas, with multi-phase expansion plans; and
●	Leadership team with 30+ years of global manufacturing, OEM sales, and capital markets experience.

The Baytown facility will include an ISO-7 certified ultra-dry room environment capable of maintaining a dew point of ≤-40°C. The production line will incorporate customized automation, including vacuum die-coating systems, solid-electrolyte molding, automated stacking, and pouch-sealing modules. The project is designed to transition from pilot-scale validation to a fully operational domestic manufacturing asset capable of supplying high-density power solutions to the UAV industry.

According to Research and Markets, the UAV battery market is expected to grow from $6.01 billion in 2024 to $15.31 billion by 2029, driven by rising defense demand, tactical drone logistics, and the need for U.S. sovereign battery solutions.

About J-Star Holding Co., Ltd.

J-Star (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. Visit j-starholding.com and ymacorp.com to learn more.

Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

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